Exhibit 99.1

GAN Limited Announces Closing of IPO and Full Exercise of Underwriters’ Option to Purchase Additional Shares

London | May 7, 2020: GAN Limited (the “Company” or “GAN”) (NASDAQ: GAN), a leading business-to-business supplier of internet gambling software-as-a-service solutions primarily to the US land-based casino industry, today announced the closing of its previously announced upsized initial public offering of 7,337,000 ordinary shares, which includes the exercise in full of the underwriters’ option to purchase 957,000 ordinary shares, at a price to the public of $8.50 per share. All of the ordinary shares were sold by GAN. The gross proceeds from the offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by GAN, were approximately $62.4 million. The ordinary shares of GAN began trading on The Nasdaq Capital Market on May 5, 2020, under the symbol “GAN.”

In connection with this offering, GAN affected a reorganization and share exchange in which GAN plc became a wholly-owned subsidiary of GAN Limited and the former shareholders of GAN plc received one ordinary share of GAN Limited for every four ordinary shares of GAN plc and an aggregate of £2 million in cash. In addition, the ordinary shares of GAN plc that previously traded on the London Stock Exchange were delisted as of May 6, 2020.

The offering was made through an underwriting group led by B. Riley FBR, who acted as sole bookrunner, Macquarie Capital, who acted as lead manager, and Craig-Hallum Capital Group who acted as a co-manager.

Sheppard, Mullin, Richter & Hampton LLP and Walkers (Bermuda) Limited acted as legal counsel to GAN. The NBD Group, Inc. acted as legal counsel to the underwriting group.

A registration statement on Form F-1 relating to the offering has been filed with the Securities and Exchange Commission and became effective on May 4, 2020. The offering was made only by means of a prospectus. Copies of the final prospectus may be obtained from: B. Riley FBR, Inc., Attention: Prospectus Department, 1300 17th St. North, Ste. 1300, Arlington, VA 22209, or by email at prospectuses@brileyfbr.com, or by telephone at (703) 312-9580.

This press release does not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful before registration or qualification under the securities laws of any such state or jurisdiction.

About GAN Limited

GAN is a leading business-to-business supplier of internet gambling software-as-a-service solutions predominantly to the US land-based casino industry. GAN has developed a proprietary internet gambling enterprise software system, GameSTACK™, which it licenses to land-based casino operators as a turnkey technology solution for regulated real-money internet gambling, encompassing internet gaming, internet sports gaming and virtual Simulated Gaming.

Investor Contacts:

GAN Jack Wielebinski Head of Investor Relations (214) 799-4660 jwielebinski@GAN.com	The Equity Group Adam Prior (212) 371-8660 aprior@equityny.com Carolyne Sohn (415) 568-2255 csohn@equityny.com